                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For April 20, 2006
                        Commission File Number 0- 50822

                               NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---                       -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                                No   X
                               ----                              -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF; Frankfurt:NMV)
announced today that it has agreed with the syndicate led by Westwind Partners
Inc. and Toll Cross Securities Inc. and including Blackmont Capital Inc.
(collectively, the "Agents"), to amend the terms of the share purchase warrants to be issued in connection with its recently announced $15,000,000 private placement (see press release dated April 7, 2006). Pursuant to the private placement up to 17,647,059 units may be issued, each such unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant will now entitle the holder to purchase one additional common share of Northwestern at a price of $1.15 until either (i) the second anniversary of the closing date;
or (ii) if the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to the second anniversary of the closing date, the fifth anniversary of the closing date.

In addition, the option granted to the Agents to purchase, at the issue price of
$0.85 up to 5,882,353 additional units will now expire on the date that is the earlier of 30 days following the closing date of the private placement and June
5, 2006.

All of the other terms of the proposed private placement described in the April
7, 2006 press release remain the same. Completion of the financing remains subject to the approval of the TSX Venture Exchange."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Northwestern Mineral Ventures Inc.

                                         By: /s/ Kabir Ahmed
                                         -------------------
                                                Kabir Ahmed
                                         Chief Executive Officer

Date: April 20, 2006